Exhibit 1

BioLineRx Reports Second Quarter 2013 Results

JERUSALEM – August 6, 2013 - BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a biopharmaceutical development company, today reported its results for the quarter ended June 30, 2013.

Recent Highlights:

•
BL-1040 (ventricular remodeling) – The PRESERVATION I clinical trial, a CE-Mark registration trial, is proceeding as scheduled – there are currently 36 active sites in 9 countries, including 7 leading sites in the U.S.

•	BL-5010 (skin lesions) – The necessary regulatory submissions to commence a pivotal, CE-Mark registration trial in Europe have been filed; the CRO and three sites in Germany have been selected.

•
BL-8040 (AML) – The ongoing Phase 2 clinical trial is progressing as planned, and currently has 6 active sites recruiting (out of 8 sites in total); the first patient was enrolled in the study at the MD Anderson Cancer Center in Houston; Northwestern Memorial Hospital in Chicago was recently initiated into the trial and is expected to commence recruitment in the coming weeks; enrollment has been initiated at several leading sites in Israel following approval from the Israeli Ministry of Health;

•
BL-7010 (celiac disease) - Advanced GLP toxicology studies have begun and the CRO and sites in Europe have been selected for the upcoming Phase 1/2 clinical trial, expected to commence in Q4 2013; results of pre-clinical studies were presented and received with enthusiasm at two leading international meetings - the U.S. Celiac Disease Foundation’s annual conference and the Digestive Disease Week conference.

Commenting on the ongoing progress within the Company’s pipeline, Kinneret Savitsky, Ph.D., Chief Executive Officer of BioLineRx, remarked, “The second quarter of 2013 has been a period of meaningful achievement for BioLineRx, in which several of our advanced products met important scientific and clinical milestones. Over the next few quarters, we will move forward on multiple exciting near-term opportunities across a number of therapeutic areas with significant unmet medical needs.”

“We are eagerly awaiting completion of the CE-Mark registration trial for BL-1040 by our partner, Ikaria, which is expected to occur in 2014. We have high hopes that this unique product will become a breakthrough treatment for AMI and part of the standard of care,” stated Dr. Savitsky. “For BL-5010, the CE-Mark registration trial is now slated to begin enrollment later this year, setting a clear pathway for entering the European market by the second half of 2014. The estimated worldwide market for the treatment of conditions such as seborrheic and actinic keratosis is over $500 million worldwide. We estimate that BL-5010’s ease of use and low cost will allow for swift commercial acceptance, and are currently engaged in discussions with potential partners.”

“We are also very pleased with the progress of the Phase 2 clinical trial for BL-8040, a best-in-class CXCR4 antagonist for the treatment of hematological cancers such as AML. We are on track to deliver partial results from the trial in the fourth quarter of 2013, with final results expected to be available by the second half of 2014.”

“Another exciting opportunity for us is BL-7010, a unique product for celiac disease, a market that is projected to reach $8 billion by 2019. Despite the huge size of this market, there are no pharmacological agents approved for the treatment of celiac disease and the only treatment option is a lifelong gluten-free diet, which is extremely difficult to maintain. There are currently only four clinical-stage projects in the world in the celiac disease development pipeline, one of which is BL-7010. We expect to initiate a Phase 1/2 safety study by the end of 2013 – we have already selected the CRO and treatment sites for the study, and are in the process of preparing the necessary regulatory submissions,” concluded Dr. Savitsky.

Financial Results:

During the three-month and six-month periods ended June 30, 2013 and 2012, no revenues were recorded.

Research and development expenses for the three months ended June 30, 2013 were NIS 12.1 million ($3.3 million), a decrease of NIS 3.9 million ($1.1 million), or 24%, compared to NIS 16.0 million ($4.4 million) for the three months ended June 30, 2012. The decrease resulted primarily from lower expenses in 2013 associated with the CLARITY clinical trial in respect of BL-1020, due to termination of the trial in March 2013, offset by a ramp-up in spending on other clinical-stage projects introduced during 2012. Research and development expenses for the six months ended June 30, 2013 were NIS 31.5 million ($8.7 million), an increase of NIS 0.9 million ($0.2 million), or 3%, compared to NIS 30.7 million ($8.5 million) for the comparable 2012 period. Without regard to the NIS 6.0 million one-time reversal of amounts previously accrued to the OCS in respect of BL-1020, research and development expenses increased by NIS 6.8 million ($1.9 million). The increase resulted primarily from significantly higher expenses in the 2013 period associated with the CLARITY clinical trial, as well as a ramp-up in spending on other clinical-stage projects introduced during 2012.

Sales and marketing expenses for the three months ended June 30, 2013 were NIS 1.1 million ($0.3 million), an insignificant increase compared to NIS 0.9 million ($0.3 million) for the three months ended June 30, 2012. The small increase relates to professional fees and other expenses stemming from an increase in our business development efforts, compared to the second quarter of last year. Sales and marketing expenses for the six months ended June 30, 2013 were NIS 1.8 million ($0.5 million), an insignificant increase compared to NIS 1.7 million ($0.5 million) for the comparable period in 2012. The reason for the increase is similar to the one discussed above in the three-month comparison.

General and administrative expenses for the three months ended June 30, 2013 were NIS 3.6 million ($1.0 million), an increase of NIS 0.6 million ($0.2 million), or 22%, compared to NIS 3.0 million ($0.8 million) for the three months ended June 30, 2012. The increase resulted primarily from a one-time expense for professional services incurred in the 2013 period. General and administrative expenses for the six months ended June 30, 2013 were NIS 7.1 million ($2.0 million), an increase of NIS 0.6 million ($0.2 million), or 10%, compared to NIS 6.5 million ($1.8 million) for the comparable 2012 period. The reason for the increase is similar to the one discussed above in the three-month comparison.

The Company’s operating loss for the three months ended June 30, 2013 amounted to NIS 16.8 million ($4.6 million), compared with an operating loss of NIS 19.9 million ($5.5 million) for the comparable period in 2012. The Company’s operating loss for the six months ended June 30, 2013 amounted to NIS 40.5 million ($11.2 million), compared with an operating loss of NIS 38.9 million ($10.7 million) for the comparable period in 2012.

The Company’s net non-operating income amounted to NIS 1.6 million ($0.4 million) for the three months ended June 30, 2013, a decrease of NIS 1.1 million ($0.3 million), compared to NIS 2.7 million ($0.8 million) for the three months ended June 30, 2012. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements conducted in February 2012 and 2013. Net non-operating income amounted to NIS 13.8 million ($3.8 million) for the six months ended June 30, 2013, an increase of NIS 8.3 million ($2.3 million), compared to net non-operating income of NIS 5.5 million ($1.5 million) for the comparable 2012 period. The reason for the increase is similar to the one discussed above in the three-month comparison.

The Company recorded net ﬁnancial expense of NIS 0.4 million ($0.1 million) for the three months ended June 30, 2013, a change of NIS 6.3 million ($1.7 million), compared to net ﬁnancial income of NIS 5.9 million ($1.6 million) for the three months ended June 30, 2012. Net financial income and expense result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on the Company’s net assets denominated in dollars. Net ﬁnancial expense amounted to NIS 1.8 million ($0.5 million) for the six months ended June 30, 2013, a change of NIS 5.9 million ($1.6 million), compared to net ﬁnancial income of NIS 4.1 million ($1.1 million) for the comparable 2012 period. The reason for the increase is similar to the one discussed above in the three-month comparison.

The Company’s net loss for the three months ended June 30, 2013 amounted to NIS 15.6 million ($4.3 million), compared with a net loss of NIS 11.3 million ($3.1 million) for the comparable period in 2012. The Company’s net loss for the six months ended June 30, 2013 amounted to NIS 28.4 million ($7.9 million), compared with a net loss of NIS 29.2 million ($8.1 million) for the comparable period in 2012.

The Company held NIS 83.5 million ($23.1 million) in cash, cash equivalents and short-term bank deposits as of June 30, 2013.

Net cash used in operating activities was NIS 41.5 million ($11.5 million) for the six months ended June 30, 2013, compared with net cash used in operating activities of NIS 36.4 million ($10.1 million) for the six months ended June 30, 2012. The NIS 5.1 million ($1.4 million) increase in net cash used in operating activities during the six-month period in 2013, versus the 2012 period, was primarily the result of increased research and development spending.

Net cash used in investing activities for the six months ended June 30, 2013 was NIS 21.4 million ($5.9 million), compared to net cash provided by investing activities of NIS 9.9 million ($2.7 million) for the six months ended June 2012. The cash ﬂows related to investing activities primarily stem from investments in, and maturities of, short-term bank deposits during the respective periods.

Net cash provided by financing activities for the six months ended June 30, 2013 was NIS 46.0 million ($12.7 million), compared to net cash provided by financing activities of NIS 52.3 million ($14.5 million) for the six months ended June 2012. The cash flows from financing activities primarily reflect the direct and private placements completed in February 2013 and 2012.

Conference Call and Webcast Information

BioLineRx will hold a conference call to discuss its second quarter 2013 results today, August 6, 2013, at 10:00 a.m. EDT. To access the conference call, please dial 1-888-668-9141 from the U.S. or +972-3-918-0609 internationally. The call will also be available via live webcast through BioLineRx’s website. A replay of the conference call will be available approximately two hours after completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the U.S. or +972-3-925-5927 internationally. The replay will be available through August 9, 2013.

(Tables follow)

About BioLineRx

BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of seven clinical stage candidates: BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, and which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase 1/2 study; BL-8040 for treating acute myeloid leukemia (AML) and other hematological cancers has commenced a Phase 2 study; BL-7040 for treating inflammatory bowel disease (IBD) has completed a Phase 2a trial; BL-8020 for hepatitis C (HCV) has commenced a Phase 1/2 study; BL-1021 for neuropathic pain is in Phase 1 development; and BL-1020 for schizophrenia. In addition, BioLineRx has four products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase 3) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com, the content of which does not form a part of this press release.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD
	December 31,	June 30,	June 30,
	2012	2013	2013
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	68,339	50,232	13,884
Short-term bank deposits	11,459	33,238	9,187
Prepaid expenses	804	561	155
Other receivables	2,254	1,092	302
Total current assets	82,856	85,123	23,528

NON-CURRENT ASSETS
Restricted deposits	3,513	1,946	538
Long-term prepaid expenses	204	170	47
Property and equipment, net	3,172	2,871	793
Intangible assets, net	1,063	932	258
Total non-current assets	7,952	5,919	1,636
Total assets	90,808	91,042	25,164

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	137	-	-
Accounts payable and accruals:
Trade	12,283	15,084	4,169
OCS	6,148	-	-
Other	5,443	3,870	1,070
Total current liabilities	24,011	18,954	5,239

NON-CURRENT LIABILITIES
Retirement benefit obligations	143	143	40
Warrants	10,725	8,858	2,448
Total non-current liabilities	10,868	9,001	2,488
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	34,879	27,955	7,727

EQUITY
Ordinary shares	1,837	2,294	634
Share premium	464,629	498,910	137,897
Capital reserve	33,802	34,630	9,572
Accumulated deficit	(444,339)	(472,747)	(130,666)
Total equity	55,929	63,087	17,437
Total liabilities and equity	90,808	91,042	25,164

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD
					Three months	Six months
	Three months ended June 30,		Six months ended June 30,		ended June 30,	ended June 30,
	2012	2013	2012	2013	2013	2013
	NIS in thousands				In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(16,000)	(12,087)	(30,675)	(31,530)	(3,341)	(8,715)
SALES AND MARKETING EXPENSES	(948)	(1,063)	(1,714)	(1,834)	(294)	(507)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,956)	(3,604)	(6,481)	(7,126)	(996)	(1,970)
OPERATING LOSS	(19,904)	(16,754)	(38,870)	(40,490)	(4,631)	(11,192)
NON-OPERATING INCOME, NET	2,712	1,579	5,531	13,841	436	3,825
FINANCIAL INCOME	6,050	1,320	6,496	1,983	365	548
FINANCIAL EXPENSES	(172)	(1,713)	(2,403)	(3,742)	(473)	(1,034)
COMPREHENSIVE LOSS FOR THE PERIOD	(11,314)	(15,568)	(29,246)	(28,408)	(4,303)	(7,853)

	NIS				USD

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.06)	(0.07)	(0.18)	(0.13)	(0.02)	(0.04)

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD
	Six months ended June 30,		Six months ended June 30,
	2012	2013	2013
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(29,246)	(28,408)	(7,853)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(7,178)	(13,133)	(3,629)
Net cash used in operating activities	(36,424)	(41,541)	(11,482)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(54,462)	(75,008)	(20,732)
Maturities of short-term deposits	64,801	52,257	14,444
Maturities of restricted deposits	-	1,550	428
Purchase of property and equipment	(431)	(132)	(36)
Purchase of intangible assets	(18)	(79)	(22)
Net cash provided by (used in) investing activities	9,890	(21,412)	(5,918)

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(149)	(127)	(35)
Issuance of share capital and warrants, net of issuance expenses	52,453	46,101	12,742
Proceeds from exercise of employee stock options	*	*	*
Net cash provided by financing activities	52,304	45,974	12,707

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,770	(16,979)	(4,693)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	33,061	68,339	18,889
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	4,988	(1,128)	(312)
CASH AND CASH EQUIVALENTS - END OF PERIOD	63,819	50,232	13,884

* Less than 1,000

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD
	Six months ended June 30,		Six months ended June 30,
	2012	2013	2013
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	812	578	160
Impairment of intangible assets	-	138	38
Long-term prepaid expenses	(7)	34	9
Exchange differences on cash and cash equivalents	(4,988)	1,128	312
Share-based compensation	1,640	1,626	450
Warrant issuance costs	1,204	470	130
Gain on adjustment of warrants to fair value	(6,735)	(14,498)	(4,007)
Interest and exchange differences on short-term deposits	(641)	972	269
Interest and linkage on bank loan	(14)	(10)	(3)
Interest and exchange differences on restricted deposits	(31)	17	5
	(8,760)	(9,545)	(2,637)

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	1,668	1,405	388
Decrease in accounts payable and accruals	(86)	(4,993)	(1,380)
	1,582	(3,588)	(992)
	(7,178)	(13,133)	(3,629)

Supplementary information on interest received in cash	1,088	323	89